FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

EXHIBIT LIST

99.1    Consolidated Financial Statements for the Third Quarter  - September 30, 2014
99.2    Management's Discussion & Analysis for the Third Quarter  - September 30, 2014

99.3    Form 52-109F1 Certification of Third Quarter Filings - Chief Executive Officer
99.4    Form 52-109F1 Certification of Third Quarter Filings - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  November 5, 2014
/s/ Catalin Chiloflischi
Catalin Chiloflischi
Chief Executive Officer